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                          December 23, 2020

       Larry Jasinski
       Chief Executive Officer
       ReWalk Robotics Ltd.
       200 Donald Lynch Blvd.
       Marlborough, MA 01752

                                                        Re: ReWalk Robotics
Ltd.
                                                            Registration
Statement on Form S-1
                                                            Filed December 18,
2020
                                                            File No. 333-251454

       Dear Mr. Jasinski:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Gessert at 202-551-2326 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Colin J. Diamond, Esq.